May 2, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Registration Statement on Form S-1

Filed April 1, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated April 22, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed April 1, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). For your convenience we will deliver a copy of Amendment No. 1 as well as a copy of Amendment No. 1 marked to show all changes made since the filing of the Registration Statement.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding common in bold, italicized text. All references to page numbers and captions correspond to the marked version of Amendment No. 1 unless otherwise specified.

Form S-1 filed April 1, 2022

Cover Page

1.Revise your cover page to consistently disclose the securities that you are offering. For example, the introductory sentences on the cover page refer to "Units" and other securities, while you only refer to "Class A Common stock" under the Elate Group logo.

Response: In response to the Staff’s comment, the Company removed the holdover language of Class A common stock and the cover page reflects Units.

2.Please revise the second paragraph on the cover page to clarify that each Pre-funded Unit will consist of a pre-funded warrant to purchase one share of Class A common stock at an exercise price of $0.001 per share and, if true, one Warrant to purchase one share of Class A common stock. Also disclose that the Common Units and Pre-funded Units will not be certificated or issued as stand-alone securities. We note your disclosure at page 74. When available, please also file the forms of warrant and pre-funded warrant and any forms of warrant agreement as exhibits to your registration statement for review.

Response: In response to the Staff’s comment, the Company has revised the paragraph to reflect that neither Common Units nor Pre-funded Units or issued as standalone securities. The third paragraph, aligns with disclosure at page 74 of Amendment No. 1 that the securities included in either form of Unit are transferred separately immediately upon issuance.

The Company has filed the form of Warrants, Warrant Agent Agreement and Underwriter Warrant as exhibits to Amendment No. 1. and will file the Pre-funded Warrants and Pre-funded Warrant Agent Agreement with its next filing.

3.You disclose that you have granted the underwriter(s) an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional number of shares of Class A common stock (15% of the shares sold in the offering) and/or up to an additional number of Warrants (15% of the Warrants sold in the offering) at the public offering price, less underwriting discounts and commissions. Revise to clarify whether the underwriter(s) will receive any commissions or discounts with respect to overallotment warrants, in light of the expected price of $0.001. Please also disclose the range of proceeds that you will receive if the overallotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify that the underwriter will not receive commissions for the Warrants given the nominal amount attributed thereto.  The registration statement has been revised to state as follows: “If the Underwriter exercises the option in full for shares only or Pre-Funded Warrants only, the total underwriting discounts and commissions payable will be $        and the total proceeds to us, before expenses, will be $       . No underwriting discounts and commissions will be payable by us if the Underwriter exercises the option for Warrants and the total additional proceeds to us, before expenses, if the Underwriter exercises the option in full for Warrants only will be $       .”

4.Please revise your disclosure here to clarify, if true, that for each Pre-funded Unit you sell, the number of Common Units you are offering will be decreased on a one-for-one basis. We note your disclosure at page 13.

Response: In response to the Staff’s comments, the Company has added a sentence to the end of the second paragraph disclosing that Common Units will be decreased on a one-for-one basis for each Pre-funded Unit sold.

Prospectus Summary

Moving and Relocation, page 4

5.We note the disclosure here that you experienced the full impact of COVID-19 in 2021, and that it resulted in an increased number of customer cancellations in 2021 as compared to 2020. Please revise to disclose how the cancellations impacted your revenue growth in 2021. We note your disclosure at page 56 where you state that in 2021 you experienced the full impact of COVID-19 and that it had an adverse effect on your revenue growth in 2021.

Response: In response to the Staff’s comment, the Company has expanded disclosures on pages 4 and 58 of Amendment No. 1 with respect to the number of customer cancellations in 2021 and the impact on revenue growth.

Summary Historical Financial and Other Data, page 16

6.Please revise footnote (1) on page 17 to remove reference to adjustments set forth in a footnote (1) as it has been removed as well as correct the offering information. That is, you are offering common units not Class A common stock for sale to the public.

Response: In response to the Staff’s comment, the footnote at page 18 of Amendment No. 1 has been revised to clarify that the adjustments are with respect to Common Units and/or Pre-funded Units issued pursuant to this offering.

Capitalization , page 38

7.Please revise your capitalization table to include both current and long-term debt.

Response: The Company has updated its capitalization table at page 39 of Amendment No. 1 to include current debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources

Contractual Obligations, page 49

8.Please revise your table of contractual obligations to include the notes payable due to related parties on October 4, 2022.

Response: In response to the Staff’s comments, the Company has updated the referenced table at page 50 of Amendment No. 1 to include the related party notes payable.

Forum Selection, page 81

9.We note your revisions in response to comment 5 and reissue in part. We note that your bylaws do not provide for federal jurisdiction. Please clarify your governing documents to state whether this provision applies to actions arising under the Securities Act or Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision. In regard to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has adopted an amendment to the Company’s Bylaws to mirror the forum selection clause of the Company’s Amended and Restated Certificate of Incorporation, including the provision of federal jurisdiction as appropriate. The Certificate of Amendment to the Bylaws is filed as Exhibit 3.6 to Amendment No. 1. In addition, our Risk factors regarding choice of forum at pages 33-34 in Amendment No. 1, and our forum selection discussion at page 81 in Amendment No. 1, have been updated to include the Company’s Bylaws.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page F-7

10.We note your disclosure in which you state that the operations of Elate Group have been included since October 4, 2021. As the share exchange is considered a transaction between entities under common control, the financial statements should report the exchange of equity interests as if it had occurred at the beginning of the period. In addition, the financial statements and financial information as of and for the fiscal year ended December 31, 2020 should be retrospectively adjusted to reflect the equity share exchange. Please refer to the guidance in FASB ASC 805-50-45-2 through 45-5 and revise your financial statement presentation accordingly.

In addition, you should retrospectively present the reverse stock split that was effected on January 7, 2022 for all financial statement periods presented. Refer to FASB ASC 505-10-S99-4 (SAB Topic 4:C).

Response: In response to the Staff’s comment, the Company has revised the disclosure within Note 2 “Basis of Presentation” regarding the inclusion of Elate Group’s operations and common stock as of its formation in January 2021. ASC 805-50-45-5 states “However, the comparative information in prior years shall only be adjusted for periods which the entities were under common control.” Since Elate Group was formed in 2021, we did not revise the 2020 financial statements.

Furthermore, we have presented the reverse stock split that was effected on January 7, 2022 for all financial statement reporting periods and disclosed such in Note 1.

Net Income per Share/Unit, page F-10

11.We note disclosure that your pro-forma earnings per share of $0.29 for the year ended December 31, 2020 were prepared as if the Company converted to a C Corporation on January 1, 2020 based on 5,250,000 shares outstanding. However, we note that the $0.29 pro forma earnings per share appears to have no pro forma adjustment to net income to reflect the assumption that its federal income tax rate was 21% as of January 1, 2020. Please revise your calculation of pro forma earnings per share or clarify how you concluded your current pro forma calculation of earnings per share is correct.

Response: In response to the Staff’s comment, the Company has revised the financial statements to reflect a pro forma adjustment to net income reflecting the assumption that the federal income tax rate was 21% and the average state income tax rate was 9% as of January 1, 2020 in Note 2 to the Financial Statements at page F-10 of Amendment No. 1 and within the Consolidated Statements of Operations at page F-4 of Amendment No. 1.

12.We note in conjunction with becoming a C-corporation on October 4, 2021 you recorded a deferred tax liability of $117,062 and reduced Additional Paid-In Capital for the same amount. Please revise your financial statements to record the effect of recognizing the deferred tax liability in income from continuing operations as required by FASB ASC 740-10-45-19 or explain why your current accounting is appropriate.

Response: In response to the Staff’s comment, we have revised our financial statements to record the effect of recognizing the deferred tax liability as increase to our income tax expense. Please see our revised financial statements and the disclosures accompanying such revisions.

13.Please include a tabular reconciliation using percentages or dollar amounts of the reported amount of income tax attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to comply with the disclosure requirements of FASB ASC 740-10-50-12.

Response: In response to the Staff’s comment, we have included a tabular reconciliation between our income tax expense and a percentage of income from operations that would have resulted from applying the federal statutory rate.

General

14.Please revise your definitions of "Units" to include the Pre-funded Units, where applicable, and "securities" to include the Common Units and Pre-funded Units.

Response: In response to the Staff’s comment, the Company has updated its references throughout the document to clarify applicable securities in various sections of Amendment No. 1.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan

Enclosures